OMB APPROVAL
OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden
hours per response 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:	May
Commission File Number:	000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1.	MC and NR, 7-09 and 7-10

2.	Interim Financials, CEO/CFO Certifications, Management Discussion & Analysis, for the period ended March 31, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_
_______

SEC 1815 (11-2002)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street	Date: May 7, 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 62,190,325
Fax: (604) 685-2814	News Release: #07-09

COMPLETION OF PHASE 1 DRILL PROGRAM: RADIOMETRIC ZONES DISCOVERED IN FINAL HOLES

Commander Resources Ltd. (CMD-TSX Venture) reports the completion of the Phase 1 drill program on the Hermitage uranium project, Newfoundland. Since the last report dated April 26, 2007, four additional holes were completed, two on the He2 target and two on the He-1A target, bringing the total to 16 holes drilled in the White Bear area and 31 holes in total for the entire drill program that started in late 2006. Samples from all 16 holes drilled in the White Bear area are in transit to the lab for analysis. Results for all holes will be reported when available.

Of the 31 holes drilled on the six widely-spaced target areas, 21 holes hit uranium mineralization, supporting the potential of this belt.

The last hole of the program (WBR-07-16), drilled at He2, intersected a uranium-bearing zone consisting of one strong and several moderate radiometric intervals over three metres between 23 and 26 metres hosted in an impure quartzite unit, similar to the mineralized boulders. The hole was spotted 120 metres up-ice from previous drill holes described in the April 26th release and the mineralized surface boulders. This intersection is open along strike and at depth and is within the up-ice boundary of the airborne radiometric anomaly, opening the opportunity for other radiometric zones north of this hole.

At He-1A, two holes were drilled up-ice from uranium-bearing boulders. Hole WBR-07-14 encountered a narrow, moderate strength radiometric zone at a depth of 49 metres, associated with coarse arsenopyrite and quartz veining. High arsenic was also associated with many of the uranium bearing boulders at this anomaly. The second hole drilled at He-1A was collared 90 metres north and up-ice from hole 07-14. Two low intensity radiometric anomalies were encountered at 58 metres and 149 metres depth. Folding in the rock units suggests the possibility for stratigraphic thickening. The nature of the radiometric boulders indicates that the source has not been located so detailed geophysical and geochemical work will be considered to assist in locating the source.

Plan maps and summary sections will be posted to the Company’s website when we receive the assay data. More detailed core logging and interpretation is underway to develop a working exploration model for the targets tested. A follow-up Phase 2 exploration and drilling program will be planned based on this information.

Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U3O8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis. All uranium values expressed in U3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd. Telephone: (604) 685-5254 or 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F] Published December 29, 2006 Effective December 29, 2006

PART 1 GENERAL PROVISIONS (a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD. 510 – 510 Burrard Street Vancouver, B.C. V6C 3A8 Item 2 Date of Material Change State the date of the material change. May 8, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-10 dated May 8, 2007 disseminated by CCN Matthews.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces the addition of Mr. David Watkins to the Company’s Board of Directors effective immediately, and the appointment of Ms. Jada Soomer as Manager, Investor Relations.

Ms. Soomer will initially replace Ms. Catherine DiVito during her maternity leave.

Mr. Watkins is an international mining executive with 40 years of experience in building and managing mining companies. He is a geologist by training whose work resulted in the discovery, acquisition, development, and operation of 15 successful gold, copper, and zinc mines in Canada, US, Chile, Peru, Australia, and Zambia. His experience includes managing a number of corporate mergers, acquisitions, and dispositions. Mr. Watkins joined Atna Resources Ltd. as President and Chief Executive Officer in 2000. Prior to joining Atna, he was Senior Vice President of Cyprus Amax Minerals Company responsible for worldwide exploration and business development. He was President of Minnova Inc., a successor company to Falconbridge Copper where he and his teams discovered and built a number of mines that resulted in five operating divisions producing gold silver, copper, and zinc for the company.

Ms. Soomer has more than 10 years experience in corporate communications and public relations. She will use her extensive communications background and industry contacts to expand the company’s strategic marketing plan, existing investor relations program and shareholder base.

Mr. Watkins has been granted an incentive stock option to acquire 200,000 shares and Ms. Soomer has been granted an incentive stock option to acquire 100,000 common shares of Commander Resources Ltd. at a price of $0.41 per share, exercisable for five years under the Company's Stock Option Plan.

Item 5 Full Description of Material Change 5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #07-10, a copy of which is attached hereto as “Schedule A”.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i) If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii) If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted. Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh (604) 685-5254 Item 9 Date of Report Date the Report. This report is dated the 8th day of May, 2007. [Amended December 29, 2006]

SCHEDULE A

Suite 510, 510 Burrard Street	Date: May 8, 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 62,190,325
Fax: (604) 685-2814	News Release: #07-10

COMMANDER APPOINTS DAVID WATKINS AS DIRECTOR

Commander Resources Ltd. (CMD-TSX Venture) announces the addition of Mr. David Watkins to the Company’s Board of Directors effective immediately.

Commander also announces the appointment of Ms. Jada Soomer as Manager, Investor Relations. Ms. Soomer will initially replace Ms. Catherine DiVito during her maternity leave.

Mr. Watkins is an international mining executive with 40 years of experience in building and managing mining companies. He is a geologist by training whose work resulted in the discovery, acquisition, development, and operation of 15 successful gold, copper, and zinc mines in Canada, US, Chile, Peru, Australia, and Zambia. His experience includes managing a number of corporate mergers, acquisitions, and dispositions. Mr. Watkins joined Atna Resources Ltd. as President and Chief Executive Officer in 2000. Prior to joining Atna, he was Senior Vice President of Cyprus Amax Minerals Company responsible for worldwide exploration and business development. He was President of Minnova Inc., a successor company to Falconbridge Copper where he and his teams discovered and built a number of mines that resulted in five operating divisions producing gold silver, copper, and zinc for the company.

Ms. Soomer has more than 10 years experience in corporate communications and public relations. She will use her extensive communications background and industry contacts to expand the company’s strategic marketing plan, existing investor relations program and shareholder base.

Mr. Watkins has been granted an incentive stock option to acquire 200,000 shares and Ms. Soomer has been granted an incentive stock option to acquire 100,000 common shares of Commander Resources Ltd. at a price of $0.41 per share, exercisable for five years under the Company's Stock Option Plan.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd. Telephone: (604) 685-5254 or 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

INTERIM REPORT For the Three Months Ended March 31, 2007

(See Notice)

COMMANDER RESOURCES LTD.

Notice

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. (“the Company”), for the three months ended March 31, 2007, have been prepared by management and have not been the subject of a review by the Company’s independent auditor.

COMMANDER RESOURCES LTD.
Balance Sheets
(See Notice)
(expressed in Canadian dollars)
	March 31,	December 31,
	2007	2006
		(Audited)

ASSETS
Current assets
Cash and cash equivalents	$2,561,379	$2,632,627
Cash, exploration funds (Note 14)	1,731,644	2,120,725
Marketable securities (Note 4)	614,465	370,378
Accounts receivable	118,675	151,982
Due from related parties (Note 10(a))	24,137	17,072
Prepaid expenses	28,160	50,530
Field supplies (Note 5)	112,867	112,867
Bid Deposits (Note 6)	38,685	46,035

	5,230,012	5,502,216

Mineral properties (Note 7)	16,438,018	15,788,297
Property, plant and equipment (Note 8)	50,479	53,636

	$21,718,509	$21,344,149

LIABILITIES
Current liability
Accounts payable and accrued liabilities (Note 10)	$454,966	$418,020
Future income taxes (Note 14)	834,115	834,115

	1,289,081	1,252,135

SHAREHOLDERS’ EQUITY
Share capital (Note 9(b))	33,012,312	33,908,906
Contributed surplus	69,400	17,043
Stock-based compensation (Note 9(e))	1,131,765	1,126,164
Deficit	(14,028,136)	(14,960,099)
Accumulated other comprehensive income (Note 3)	244,087	-

	20,429,428	20,092,014

	$21,718,509	$21,344,149

Nature of Operations and Going Concern (Note 1)
Commitment (Note 11)
Subsequent Events (Note 15)

Approved by the Directors:	"Kenneth E. Leigh"	"Victor A. Tanaka"

	Kenneth E. Leigh	Victor A. Tanaka

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.
Statements of Operations
(Unaudited - See Notice)
(expressed in Canadian dollars)

	For the Three Months Ended March 31,

	2007	2006

General and administrative expenses
Accounting and audit (Note 9(e))	$50,899	$14,670
Amortization	5,459	4,814
Annual report and meeting	1,325	-
Consultants (Note 9(e))	32,718	10,017
Insurance	12,563	12,812
Investor relations and promotion (Note 9(e))	75,222	49,233
Legal	3,239	1,468
Office and miscellaneous	27,283	19,263
Regulatory and transfer agent fees	26,774	10,776
Rent and storage	25,386	23,608
Salaries and benefits (Note 9(e))	124,777	121,671

	385,645	268,332

Loss before the undernoted	(385,645)	(268,332)
Investment income	14,775	3,056
Property investigation	(798)	(55)
Gain on sale of marketable securities	-	51,044

Loss before taxes	(371,668)	(214,287)

Future income tax recovery (Note 14 and Note 9(c))	1,303,631	689,824

Income for the period	931,963	475,537
Deficit, beginning of period	(14,960,099)	(14,140,338)

Deficit, end of period	$(14,028,136)	$(13,664,801)

Earnings Per Share - Basic	$0.02	$0.01
Earnings Per Share - Diluted	$0.01	$0.01

Weighted average number of shares outstanding - Basic	61,682,789	39,668,585
Weighted average number of shares outstanding - Diluted	72,114,781	46,235,375

Statements of Comprehensive Income
(Unaudited - See Notice)
(expressed in Canadian dollars)

	For the Three Months Ended March 31,

	2007	2006

Income for the period	931,963	475,537
Unrealized gain of available for sale marketable securities	67,792	-

Comprehensive income	$999,755	$475,537

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited - See Notice)
(expressed in Canadian dollars)

	For the Three Months Ended March 31,

	2007	2006

Cash provided from (used for):

Operating activities
Income / (Loss) for the period	$931,963	$475,537
Items not involving cash:
Amortization	5,459	4,814
Gain on sale of marketable securities	-	(51,044)
Stock-based compensation	106,899	-
Future income tax recovery	(1,303,631)	(689,824)

	(259,310)	(260,517)
Net change in non-cash working capital items:
Accounts receivable	33,307	38,375
Due from related parties	(7,065)	1,236
Prepaid expenses	22,370	19,941
Bid deposits	7,350	74,205
Accounts payable and accrued liabilities	20,230	(66,741)

	(183,118)	(193,501)

Investing activities
Cash, exploration funds	389,081	202,934
Proceeds from sale of marketable securities	-	111,019
Mineral property acquisition and exploration costs	(490,521)	(89,876)
Accounts payable and accrued liabilities
	16,717	(60,420)
related to mineral properties
Purchase of equipment	(2,301)	-

	(87,024)	163,657

Financing activity
Shares issued for cash, net of issue costs	198,894	19,567

Increase (decrease) in cash and cash equivalents	(71,248)	(10,277)
Cash and cash equivalents, beginning of period	2,632,627	121,722

Cash and cash equivalents, end of period	$2,561,379	$111,445

Supplemental Cash Flow Information (Note 13)

See Accompanying Notes to the Financial Statements

1.	Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources that are economically recoverable (“ore reserves”). The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

the discovery of ore reserves;

the ability of the Company to obtain financing to complete development; and

future profitable production from the properties or proceeds from disposition.

At March 31, 2007, the Company has an accumulated deficit of $14,028,136 (2006 – $14,960,099) and has working capital of $4,793,046 (2006 – $5,084,196), which is sufficient to achieve the Company’s planned business objectives for fiscal 2007.

These interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of depreciation for property, plant and equipment, the recoverability of mineral property costs, estimates of accounts payable and accrual liabilities, the assumptions used in the determination of the fair value of stock-based compensation, and the determination of the valuation allowance for future income tax assets. Actual results may differ from those estimates.

(b) Financial instruments

The fair values of the Company’s cash and cash equivalents, cash exploration funds, accounts receivable, deposits and accounts payable and accrued liabilities approximate their carrying amounts due to the immediate or short-term to maturity of these financial instruments. It is not practical to determine the fair value of the amounts outstanding from related parties due to its related party nature and absence of a market for such instruments.

2. Significant Accounting Policies (continued)

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash, cash equivalents and cash explorations funds have been placed with major Canadian financial institutions.

(c)	Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities or redemption provisions of three months or less from the date of acquisition.

(d)	Marketable securities

Prior to January 1, 2007, marketable securities were carried at the lower of cost or quoted market value on an individual stock by stock basis. When market value was below cost, any unrealized loss was charged to operations. With the adoption of CICA Sections 1530, “Comprehensive Income” and 3855, “Financial Instruments – Recognition and Measurement”, marketable securities are measured at fair market value in the consolidated financial statements with the unrealized gains or losses recorded in other comprehensive income (Note 3 and 4).

(e)	Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property- by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

2.	Significant Accounting Policies (continued)

	(f)	Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization. Amortization is recorded using the straight line method at annual rates of 20%. Leasehold improvements are amortized on a straight line basis over the six-year term of the lease.

	(g)	Asset retirement obligations

The Company accounts for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

	(h)	Impairment of long-lived assets

The Company accounts for the recognition, measurement and disclosure of the impairment of non- monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets when such amounts are known.

	(i)	Flow-through shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to the subscribers. The tax impact to the Company of the renouncement is recorded on the date that the Company renounces the tax deductions, through a decrease in share capital and the recognition of a future tax liability.

	(j)	Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense in the period the stock-based compensation expense vests or when the awards or rights are granted, with a corresponding increase to option compensation under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred to share capital or when stock options are forfeited, cancelled or expire, the corresponding fair value is transferred to contributed surplus.

	(k)	Income taxes

Income taxes are calculated using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

2.	Significant Accounting Policies (continued)

(l) Consolidation of variable interest entities

The Company applies consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the Accounting Guideline 15 “Consolidation of Variable Interest Entities” on January 1, 2005 and the adoption did not have any impact on these financial statements.

(m) Earning / (Loss) per share

Earning or Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted losses per share are the same.

(n) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.	Changes in Accounting Policies

The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on January 1, 2007. The adoption of these new standards resulted in changes in accounting have been recorded in opening accumulated comprehensive income as describe below.

(a) Comprehensive Income

Comprehensive income is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments such as marketable securities.

The adoption of this Section implied that the Company now presents a consolidated statement of comprehensive income as a part of the consolidated financial statements.

(b) Financial Instrument – recognition and measurement

Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses

3. Changes in Accounting Policies (continued)

included in other comprehensive income until the instrument is derecognized or impaired. As a result of the adoption of these standards, the Company has made the following classifications:

·	Cash and cash equivalents, cash of exploration funds are classified as financial assets held for trading and are measured at fair value. Gains and losses related to periodical revaluation are recorded in net income.

·	Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with the unrealized gains or losses recorded in other comprehensive income. At the time securities are sold or otherwise disposed of, gains or losses are included in net income (loss).

·	Accounts receivables are classified as loans and receivables and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

·	Accounts payable and accrued liabilities are classified as other liabilities and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

(c) Hedges

Section 3865 “Hedges” is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. At March 31, 2007, the Company had no hedging relationships.

4.	Marketable Securities

			As at 31-Mar-07			As at 31-Dec-06

							Accumulated
				Quarterly			Adjustment of
		Book		Unrealized	Book		Gain/(Loss) at the
		Value	Market Value Gain/(Loss)		Value	Market Value beginning of 2007

	Fjordland (FEX.V)	101,353	139,765	(5,176)	101,353	144,941	43,588

	Diamonds North (DDN.V)	250,525	408,900	61,100	250,525	347,800	97,275

	Uranium North	-	-	(466)	-	466	466

	Alto Ventures (ATV.V)	3,500	7,000	1,750	3,500	5,250	1,750

	Bayswater (BAY.V)	15,000	58,800	10,584	15,000	48,216	33,216

	Pamlico Gold	-	-	-	-	-	-

	Total	370,378	$ 614,465	$ 67,792	370,378	$ 546,673	$ 176,295

5.	Field Supplies

The Company pre-purchased $112,867 (2006 – $112,867) of field supplies for the 2007 Baffin Island exploration program. The supplies consist of fuel and other supplies, which are stored in a facility in the Hamlet of Clyde River, Nunavut.

6.	Bid Deposits

As at March 31, 2007, the Company posted $38,685 for bonds, mainly in lieu of work on its Newfoundland projects. The bonds are refundable upon approval of assessment reports that are filed with the government. During the quarter ended March 31, 2007, $7,350 in bonds was refunded to the Company.

	Baffin, Nunavut		Hermitage, Newfoundland			Other Properties		Total

	Qimmiq Bravo Lake		Hermitage Strickland		Other	Active	Inactive
						Projects	Projects

Balance at
31-Dec-06	$ 7,458,164	$ 1,503,306	$ 1,472,275	$ 722,879	$6,431	$ 1,344,926	$ 3,280,315	$15,788,297

Additions during the period:

Acquisition costs:	-	-	47,440	-	187,700	-	-	235,140

Exploration costs:
Drilling	37,334	6,628	288,865	20,160	-	-	765	353,752
Geochemistry	1,307	263	4,500	-	-	-	(1)	6,069
Geology	17,627	9,018	65,743	14,768	2,119	4,706	2,348	116,329
Geophysics	-	1,400	2,457	4,307	713	-	(1)	8,876
Mobilization/demob.	-	-	-	-	-	-	-	-
Property	10,778	-	-	-	-	2,610	7,039	20,427
Prospecting	-	-	2,569	-	25,960	-	0	28,529
Trenching/line cutting	-	-	-	-	-	-	-	-

	67,046	17,309	364,134	39,235	28,792	7,316	10,150	533,982

Less:
Recoveries	-	-	(79,400)	-	-	(40,000)	-	(119,400)
Write down	-	-	-	-	-	-	-	-

	-	-	(79,400)	-	-	(40,000)	-	(119,400)

Net additions	67,046	17,309	332,174	39,235	216,492	(32,684)	10,150	649,722

Balance at
31-Mar-07	$7,525,210	$1,520,615	$ 1,804,449	$762,114	$ 222,923	$1,312,243	$3,290,465	$16,438,018

Notes to Interim Financial Statements
March 31, 2007
(Unaudited – See Notice)
(Expressed in Canadian dollars)

7. Mineral Properties (continued)

	Baffin, Nunavut		Newfoundland Properties			Other Properties		Total

	Qimmiq Bravo Lake		Hermitage	Strickland	Other	Active	Inactive
						Projects	Projects

Balance at
31-Dec-05	$ 5,404,656	$ 775,795	$ 517,996	$-	$ -	$ 1,307,166	$ 3,697,646	$11,703,259

Additions during the period:

Acquisition costs:	-	-	101,550	38,680	-	149,277	490	289,996

Exploration costs:
Drilling	1,764,975	615,781	1,563	260,985	-	-	19,910	2,663,214
Geochemistry	12,440	39	112,821	23,649	-	-	853	149,803
Geology	48,236	27,248	153,561	94,662	-	41,452	21,054	386,212
Geophysics	15,502	5,004	410,332	104,111	5,272	19,156	1,219	560,594
Mobilization/demob.	48,022	20,581	-	-	-	-	-	68,603
Property	-	10	400	3,000	-	11,076	20,181	34,667
Prospecting	185,271	65,922	305,534	209,422	2,319	-	4,747	773,215
Trenching/line cutting	-	-	450	-	-	-	-	450

	2,074,445	734,585	984,661	695,829	7,590	71,684	67,963	4,636,757

Less:
Recoveries	(20,937)	(7,074)	(131,932)	(11,630)	(1,159)	(8,950)	(174,586)	(356,269)
Write down	-	-	-	-	-	(174,250)	(311,198)	(485,448)

	(20,937)	(7,074)	(131,932)	(11,630)	(1,159)	(183,200)	(485,784)	(841,716)

Net additions	2,053,508	727,511	954,280	722,879	6,431	37,761	(417,331)	4,085,037

Balance at
31-Dec-06	$7,458,164	$1,503,306	$ 1,472,275	$722,879	$ 6,431	$1,344,926	$ 3,280,315	$15,788,297

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued)

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(a) Newfoundland Uranium Properties

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four-year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $17,200 in cash has been paid and 60,000 common shares have been issued. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share, see Note 9(f) for warrant terms. The agreement is subject to a 2% of Net Smelter return Royalty (“NSR”) for the vendors with a buy-back of one-half of the royalty for $1 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four-year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $25,000 in cash has been paid and 40,000 common shares have been issued. The agreement is subject to a 2% NSR for the vendor with a buy-back of one-half of the royalty for $1 million.

On November 1, 2005, the Company acquired an additional 1,600 claims bringing the total property size to 99,200 acres (40,000 hectares) covering a major geological belt known as the “Hermitage Flexure”. The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties and becomes part of the Blue Hills and White Bear option agreement.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued)

	(a)	Newfoundland Uranium Properties (continued)

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation (“Bayswater”); (Bayswater and Pathfinder Resources Ltd. (“Pathfinder”) amalgamated in August 2006) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company’s property. In consideration, the Company received a 2% NSR on all commodities produced from the claims staked by Bayswater and was issued 150,000 common shares of pre-merger Pathfinder for providing to Pathfinder certain geological and technical information that was used by Pathfinder in staking the Hermitage East and West properties. Bayswater is a related party to the Company by virtue of a common director.

On June 19, 2006, the Company entered into a 50:50 joint interest agreement with Bayswater to stake approximately 151,000 acres (61,000 hectares) to the north of the Hermitage West, Blue Hills, White Bear River and Hermitage East properties, called Cochrane Pond. If either party’s interest dilutes below 10%, then that party’s interest will convert to a 10% of Net Proceeds of Production Royalty. The Company is the Operator of the project.

On June 26, 2006, the Company staked the Strickland Property, 147 claims totalling 9,100 acres (3,675 hectares) southwest of the Hermitage property.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E. and R. Quinlan to purchase a small claim block located in the middle of the Company’s wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of the Company over a four-year period. The vendors will retain a 2% NSR, one-half of which may be bought by the Company at any time for $1 million. The first year’s obligation of $3,000 cash was paid and 25,000 shares were issued.

On December 6, 2006, the Company entered into an agreement with Bayswater to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212 acre Murphy property strategically located east and contiguous with the Company's Hermitage property. The first year obligations attributable to the Company include a cash payment of $12,500 (paid) and issuance of 80,000 common shares of the Company to Bayswater (issued), and funding $50,000 in exploration expenditures.

The Company's share of optional obligations following the first year includes additional cash payments of $175,000, issuing to Bayswater common shares in the Company equal to the value of 450,000 common shares of Bayswater at the date of issuance over three years and contributing $450,000 in exploration expenditures over four years. The underlying owner's 10% property interest may be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. Bayswater may reduce the NSR to 2% by paying the owner $2 million, of which $1 million would be payable by the Company.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued)

	(a)	Newfoundland Uranium Properties (continued)

On March 1, 2007, the Company reported that it had entered into an agreement with Vulcan Minerals Inc. ("Vulcan") whereby the Company may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland. The Company may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five-year period by issuing to Vulcan 500,000 common shares and completing $3.5 million in exploration work, including 150,000 shares of the Company on regulatory approval and $100,000 of exploration expenditures in the first year. An initial cash payment of $50,700 will be paid to Vulcan to cover refundable staking deposits with the provincial Department of Natural Resources. Any future refunds will be the property of the Company. Once the Company has earned its 80% interest, a joint venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production. As at the date of this report, regulatory approval for the agreement had been attained and the cash payment and share issuances were made.

	(b)	Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton Diamonds”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated (“NTI”) leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton Diamond’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study by December 31, 2014. The Company has made sufficient expenditures to vest a 50% interest. Since the initial date of the agreement, the property has been reduced to five leases totaling 58,000 acres (23,600 hectares). The option agreement is subject to a variable net smelter return gold royalty ranging from 1% to 3% based on gold prices (royalties are now held by International Royalty Corporation) and a 12% royalty to NTI on net profits payable on production. If a mineral discovery, excluding gold, is made, BHP Billiton Diamonds may exercise a back-in option on the mineral discovery allowing BHP Billiton Diamonds to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

	(c)	Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited, (now named Xstrata PLC, “Xstrata”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres (290,000 hectares) all on Baffin Island, Nunavut. The original permits adjoined the Qimmiq and Dewar Lake properties optioned from BHP Billiton Diamonds. The Company may earn a 100% interest in Xstrata’s exploration rights and interests on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

Under the agreement, if a nickel and/or base metal mineral discovery is made, Xstrata may exercise a back-in option on the mineral discovery to acquire up to an aggregate 75% interest. If a diamond resource discovery is made, Xstrata may exercise a back-in option to acquire up to an aggregate 50% interest. The property is also subject to a back-in right allowing BHP Billiton Diamonds the right to earn a 75% interest in sedex deposits. There are no back-in rights to gold.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued)

	(c)	Bravo Lake, Nunavut (continued)

The agreement is subject to the following royalties payable to Xstrata:

on gold, a sliding scale NSR from 1% to 3% based on gold prices;

on nickel production, a 2% NSR;

on diamonds, a 2% gross overriding royalty; and

on base metal production, a 1.5% NSR.

In the fall of 2005, the Company staked nineteen mineral claims to cover the favourable portions of the prospecting permits in advance of their expiry. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

	(d)	Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 25% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at March 31, 2007 and December 31, 2006 are as follows:

	CMD Ownership %	Q1/2007	2006	2005

Active Projects
British Columbia
Abe and Pal (1)	100	$101,789	$49,112	$102,839
Aten, Mate and Tut (2)	100	160	87,943	94,433
Tam (3)	10	54,524	54,524
Quebec
Despinassy (4)	24.5	93,209	92,886	89,585
Newfoundland
Cochrane Pond	50	67,076	66,649	-
Yukon
Olympic, Rob (5)	100	995,485	993,813	1,031,309

Total Active Projects		$1,312,243	$1,344,926	$1,318,166

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued) (d) Other Properties (continued)

	CMD Ownership %	Q1/2007	2006	2005

Inactive Projects
British Columbia
Haw	100	8,146	4,577	727
Labrador
Sarah Lake (6)	48	1,158,940	1,158,295	1,155,423
Adlatok (7)	60	132,061	132,062	130,778
Sally (8)	100	61,509	61,509	61,173
Sadie	100	8,796	8,796	8,767
Ontario
Matheson	41.6	14,213	14,213	14,213
McVean	100	8,694	8,694	8,558
Sabin	100 - 58.5	96,503	92,633	88,517
Newfoundland
Green Bay (9)	100	436,329	435,566	416,225
Big Hill (10)	0	-	-	208,523
New Brunswick
Nepisiguit/Stewart (11)	100	1,360,662	1,359,359	1,352,957
Nunavut
Dewar Lake (12)	0	-	-	249,761
Yukon
Rein	25	4,612	4,612	2,752

Total Inactive Projects		$3,290,465	$3,280,315	$3,698,374

Total Other Properties		$4,602,708	$4,625,243	$5,016,540

(1) Abe and Pal, British Columbia

On October 12, 2004, the Company entered into a Purchase and Royalty Agreement to purchase John Robins’ 50% interest in the Abe and Pal porphyry copper-gold mineral properties located within the Quesnel Trough of British Columbia, to own a 100% interest in the properties. In consideration, the Company issued 70,000 units consisting of one common share and one-half of one purchase warrant (expired on October 27, 2005, unexercised). In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party. A third party deal that included Abe and Pal was executed subsequent to December 31, 2006 as summarized in 7d(2) below.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued)

	(d)	Other Properties (continued)

		(2)	Aten, Mate and Tut, British Columbia

On February 7, 2007, the Company reported that it had entered into an agreement with Geoinformatics Exploration Canada Limited (“GXL") whereby GXL may earn an initial 60% interest and an ultimate 80% interest in the Company’s five properties in the Omineca Mining District, British Columbia, located about 100 kilometers south of the Kemess Copper-Gold mine. The properties include Abe, Pal, Mate, Aten and Tut. GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to the Company $300,000 in cash of which $50,000 in cash and $750,000 in work expenditures is the commitment for 2007 and a second cash payment of $250,000 made to the Company once GXL vests at 60%.

Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to the Company and pays the Company $1.5 million, at which time GXL will have earned an 80% working interest in the properties. Once GXL vests at 80%, a joint venture will be formed (CMD 20% / GXL 80%). Funding on the properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, the Company will be entitled to propose a budget and program on the Properties, which will be funded pro-rata or GXL's interest will dilute. A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million. An underlying agreement between the Company and John Robins, summarized in Note 7d(1), applies to the ABE and PAL claims only. Under this underlying agreement, fifty-percent of the cash considerations attributable to Abe and Pal less 10% management fees and a royalty consideration will be transferred to John Robins.

		(3)	Tam, British Columbia

On September 9, 2005, the Company entered into an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 20,800 acres (8,400 hectares) of mineral claims in the Omineca area of British Columbia, hereinafter referred to as the Tam/Misty property. In addition, the Company will receive 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the Tam claims) totaling 75 hectares owned by the Company which lie within the boundary area of the Tam/Misty property.

On February 13, 2006, Teck Cominco Limited (“Teck Cominco”) entered into an option agreement with prospectors Lorne Warren and Westley Grant Luck on the Tam/Misty property. Teck Cominco can earn 100% of Warren and Luck’s 90% interest by making $525,000 in staged cash payments and incurring $2.6 million in exploration expenditures before December 31, 2011. As part of the Company’s 10% carried interest in the Tam/Misty property, the Company received a cash payment of $2,500. In addition, the Company may receive a 1.5% NSR of which $250,000 is payable, as an advance royalty, starting on December 31, 2012. This royalty is subject to a buy-down provision that, if exercised, would pay $1.0 million to the Company.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued)

	(d)	Other Properties (continued)

		(4)	Despinassy, Quebec

On April 26, 2004, Cameco Corporation (“Cameco”), the Company’s Joint Venture Partner on the Despinassy project in Quebec, entered into an Agreement with Alto Ventures Ltd. (“Alto Ventures”) for Cameco’s 70% interest in the project. The Company waived it’s right of first refusal under the Joint Venture in consideration for 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share; Alto Ventures carried the Company for $150,000 of Joint Venture obligations; and the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw from the Agreement with Cameco. The Company’s current interest in the property will be calculated once the final reporting from the 2006 program is received from Alto Ventures and approved by the Company.

		(5)	Olympic & Rob, Yukon

On May 1, 2006, the Company signed a Letter of Intent with Blackstone Ventures Inc. (“Blackstone”) to acquire Blackstone’s 50% interest in the Rob uranium property, Yukon Territory, to increase the Company’s interest to 100%. In consideration, the Company issued 305,000 common shares to Blackstone and granted a 1% NSR on metal production from the Property, which may be reduced to 0.5% at any time for $1,000,000.

On August 2, 2006, the Company signed a Letter of Intent with Fjordland Exploration Inc. (“Fjordland”) on the Company’s wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five-year period ending on December 31, 2011. Of this, $50,000 (received) and 350,000 treasury shares (received) were payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland’s 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 Joint Venture is formed, each party shall fund its share of on-going costs pro-rata. Should either party’s interest be reduced below 10%, its interest shall convert to a 10% NPI.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

7.	Mineral Properties (continued)

(d) Other Properties (continued)

(6) Sarah Lake, Labrador

The Company owns a 48.2% interest in the Sarah Lake property. Donner Metals Ltd. owns 51.8% and is the operator of the property.

(7) Adlatok 1, Labrador

The Company has a 59.9% interest in the Adlatok 1 property

(8) Sally, Labrador

The Company owns a 100% interest in the Sally property.

(9) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(10) Big Hill, Newfoundland

During 2006, the Company allowed the option to terminate and, accordingly, the carrying value of the property was written down by $209,618 to $Nil.

(11) Nepisiguit/Stewart, New Brunswick

The Company’s 100% owned Nepisiguit/Stewart copper/zinc property is located in the Bathurst area of New Brunswick. On September 27, 2005, the Company negotiated a royalty agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) on the Nepisiguit portion of the property. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and held a 2% NSR with no buy-down provision. Under the new royalty agreement, the Company provided BHP Billiton with a 2.75% NSR subject to a buy-down to 1.0% NSR for $1.5 million at any time. In exchange for the increased NSR, BHP Billiton agreed to waive its right to earn back a 55% interest and therefore, has no future right to earn a participating interest in the property.

(12) Dewar Lake, Nunavut

The Company earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds by incurring $200,000 in expenditures on the property. This expenditure was completed by December 31, 2004. No further significant work was completed in 2005 and 2006, and the final remaining prospecting permit expired on January 31, 2007. The property carrying value of $275,829 was written down to zero in December 2006.

Notes to Interim Financial Statements
March 31, 2007
(Unaudited – See Notice)
(Expressed in Canadian dollars)

8. Property, Plant and Equipment

			31-Mar-07
		Accumulated	Net Book
	Cost	Depreciation	Value

Furniture and fixtures	$57,241	$53,500	$3,741
Computer equipment	160,584	129,172	31,413
Leasehold improvements	28,293	12,968	15,326

	$246,118	$195,639	$50,479

			31-Dec-06
		Accumulated	Net Book
	Cost	Depreciation	Value

Furniture and fixtures	$57,240	$52,927	$4,313
Computer equipment	158,284	125,465	32,819
Leasehold improvements	28,293	11,789	16,504

	$243,817	$190,181	$53,636

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

9.	Share Capital

	(a)	Authorized:

Unlimited common shares without par value

	(b)	Issued and outstanding common shares:

Balance, December 31, 2005	39,599,648	25,316,856
Issued for cash:
Private placements, net of issue costs	17,469,808	7,306,437
Exercise of options, for cash	734,332	196,347
Exercise of warrants, for cash	3,074,787	1,510,154
Issued for other consideration:
Income tax effect on flow-through share renunciation		(689,824)
Exercise of options, stock-based compensation (Note 9(e))		115,806
For mineral property	409,000	153,130

Balance, December 31, 2006	61,287,575	33,908,906
Issued for cash:
Private placements, net of issue costs		(879)
Exercise of options, for cash	213,500	63,900
Exercise of warrants, for cash	271,750	135,875
Issued for other consideration:
Income tax effect on flow-through share renunciation (Note 9(c))		(1,303,631)
Exercise of options, stock-based compensation (Note 9(e))		48,941
For mineral property	290,000	159,200

Balance, March 31, 2007	62,062,825	33,012,312

(c) Income tax effect on flow-through share renunciation

In February 2007, the Company renounced $1,669,999 of exploration expenditures under its flow-
through share program, resulting in a future tax liability of $580,040, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $580,040 (see
Note 14).

In March 2007, the Company renounced $2,120,725 of exploration expenditures under its flow-
through share program, resulting in a future tax liability of $723,591, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $723,591 (see
Note 14).

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

9.	Share Capital (continued)

	(c)	Income tax effect on flow-through share renunciation (continued)

In March 2006, the Company renounced $2,021,757 of exploration expenditures under its flow- through share program, resulting in a future tax liability of $689,824, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $689,824.

	(d)	Stock options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, the Company may grant stock options for the purchase of up to 7,944,396 common shares. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At March 31, 2007, the Company had stock options outstanding for the purchase of 4,035,503 common shares with an average remaining contractual life of 2.90 years, of which 3,649,253 stock options are exercisable at March 31, 2007.

Outstanding at December 31,	2005	3,585,335	$0.39

Granted		1,112,000	$0.35
Exercised		(734,332)	$0.19

Outstanding at December 31,	2006	3,963,003	$0.40

Granted		415,000	$0.87
Exercised		(213,500)	$0.30
Expired		(129,000)	$0.00

Outstanding at March 31, 2007		4,035,503	$0.45

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

9.	Share Capital (continued)

	(d)	Stock options (continued)

The following summarizes information about stock options outstanding at March 31, 2007:

Number of	Exercise	Expiry Date
Shares	Price

315,337	$0.20	January	23,	2008
161,666	$0.26	August	20,	2008
700,000	$0.53	January	21,	2009
50,000	$0.64	February	19,	2009
692,000	$0.56	May	18,	2009
40,000	$0.40	September 6,		2009
200,000	$0.40	September	21,	2009
383,000	$0.25	July	19,	2010
282,000	$0.39	May 7,		2011
696,500	$0.30	June	19,	2011
100,000	$0.56	October	22,	2011
415,000	$0.87	January 2,		2012

4,035,503

For stock options granted and exercised after March 31, 2007, see Note 15(g).

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	2.65%
Expected dividend yield	0-
Expected stock price volatility	112.06%
Expected option life in years	2.90

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the period.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

9.	Share Capital (continued)

	(e)	Stock-based compensation

The following summarizes information about option compensation:

	31-Mar-07	31-Dec-06

Stock-based compensation, beginning of period	$1,126,164	$1,097,149
Stock-based compensation expense	106,899	144,821
Reallocated to capital stock	(48,942)	(115,806)
Reallocated to contributed surplus		-

Stock-based compensation, end of period	$1,184,121	$1,126,164

The stock-based compensation expense totalled $106,899 in the threes months ended March 31, 2007, compared to $Nil in the same period of 2006. The expenses have been reallocated to Investor Relations, Audit & Accounting, Consulting and Wages & Benefits in the income statement.

		31-Mar-07	31-Mar-06

	Audit and accounting	$19,167	$-
	Consulting	23,718	-
	Investor relations	1,976	-
	Salary and benefits	62,038	-

		$106,899	$-

(f)	Warrants and Agent’s Warrants

At March 31, 2007, the Company had outstanding warrants for the purchase of an aggregate 5,102,250 common shares as follows:

		Outstanding				Outstanding
Exercise		at				at
Price	Expiry Date	31-Dec-06	Issued	Exercised	Expired	31-Mar-07

$0.50	May 15, 2008*	5,220,000	-	117,750	-	5,102,250

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

9.	Share Capital (continued)

	(f)	Warrants and Agent’s Warrants (continued)

At March 31, 2007, the Company had outstanding agent’s warrants for the purchase of an aggregate 1,294,739 common shares as follows:

				Outstanding				Outstanding
Exercise				at				at
Price	Expiry Date			31-Dec-06	Issued	Exercised	Expired	31-Mar-07

$0.50	May	11,	2007*	213,089	-	154,000	-	59,089
$0.50	May	15,	2008*	1,040,400	-	-	-	1,040,400
$0.50	May	15,	2008*	195,250	-	-	-	195,250

				1,448,739	-	154,000	-	1,294,739

* All of the warrants and Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

For warrants exercised after March 31, 2007, see Note 15(g).

10.	Related Party Transactions

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has the following related party transactions and balances:

	(a)	The Company shares certain administrative costs with four other companies related by virtue of directors in common. Included in due from related parties is an aggregate of $24,731 owed by those companies for shared administrative expenses.

	(b)	The Company paid or accrued $10,363 in legal fees to a law firm in which a director of the Company is a partner.

	(c)	Included in marketable securities are 29,400 common shares of Bayswater and 517,647 common shares of Fjordland Exploration Inc., a company related by virtue of a director in common, and 470,000 common shares of Diamonds North Resources Ltd., a company related by virtue of another director in common.

	(d)	Included in accounts payable is $17,039 owed to Diamonds North Resources Ltd. This amount was paid subsequent to March 31, 2007.

	(e)	Included in accounts payable is $6,127 owed to the President and CEO of the Company. This amount was paid subsequent to March 31, 2007.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars)

11.	Commitment

The Company entered into an agreement for the lease of new office premises for a six-year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of directors in common. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

12.	Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

13.	Supplemental Cash Flow Information

	31-Mar-07	31-Mar-06

Significant non-cash operating, investing and financing activities:
Investing activities:
Marketable securities received for mineral property	$-	$45,000
Shares issued for mineral property	159,200	14,430

	$159,200	$59,430

Financing activities:
Income tax effect on flow-through share renouncement	$(1,303,631)	$(689,824)
Shares issued for mineral property	159,200	-
Fair value of options exercised	48,942	3,682

	$(1,095,489)	$(686,142)

Other cash flow information:
Interest received	$14,775	$2,995
Income taxes paid	$-	$-

14.	Income Taxes

The Company’s future income tax liability arises primarily from the renunciation of mineral exploration costs on flow-through shares issued to investors. Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2006 and which are segregated for such expenditures. As at March 31, 2007, the amount of flow-through proceeds remaining to be expended was $ 1,731,644 (2006 - $2,120,725).

15.	Subsequent Events

(a)	On April 9, 2007, the Company reported results from five diamond drill holes from the initial test of the Blue Hills Main showing, one of the seven known uranium prospects in the Blue Hills area of the
Company's large Hermitage project, Newfoundland. Seven holes totalling 993 metres were completed.
Drill results indicate that uranium mineralization is hosted by a thick sequence of brecciated felsic volcanics associated with strong silica and sericite alteration and that a fault may have offset the more significant portion of the mineralized zone tested at surface. Further groundwork is planned to determine the fault movement and location of the offset mineralized zone.

(b) On April 13, 2007, the Company reported it and Bayswater Uranium Corp. collectively, the
"Companies", entered into an agreement with Global Gold Uranium LLC ("Global Gold Uranium"), a wholly owned subsidiary of Global Gold Corporation ("Global Gold") whereby Global Gold Uranium may earn up to a 60% interest in the Companies' 2,600 claim, 61,000 hectare Cochrane Pond property located in southern Newfoundland (the "Property"). The Companies own the Property under a 50:50
Joint Venture. Commander is the Operator. The claims were staked jointly by the Companies' in early
2006 to cover favourable geology after uranium discoveries were made on Commander's adjacent
Hermitage Property. No significant exploration work has been done on the Property.

Under the agreement, Global Gold Uranium may earn an initial 51% working interest in the
Property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million
(the "Initial Option"). Of the total cash payments, USD$200,000 is payable upon signing and approval, and of the total shares, 150,000 shares are to be issued on signing and approval. The first years committed work expenditure is $500,000.

Once Global Gold Uranium has vested a 51% in the Property through the Initial Option, Global
Gold Uranium shall continue funding the project by either; (a) completing the next $2 million in exploration on the Property over a maximum two (2) year term; or (b) funding and delivering to the Companies a feasibility study on the property within a maximum of three (3) years. Following completion of either (a) or (b), Global Gold Uranium will have increased its interest in and to the
Property to 60% (the "Second Stage"). Should Global Gold Uranium fail to complete the Second
Stage by completing either (a) or (b), the interest will flip such that the Companies will hold 51%
and Global Gold Uranium 49% in and to the Property.

Once Global Gold Uranium has vested the Second Stage, a joint venture will be formed, 60% as to
Global Gold Uranium and 40% as to the Companies. The project will be funded pro-rata by Global
Gold Uranium and the Companies according to their retained interest. If either Global Gold
Uranium's or the Companies' interest is diluted below 10%, that party's interest will convert to a
Royalty.

Either party may, at any time up to the commencement of commercial production, elect to convert their respective interest to a 2% gross uranium sales royalty in the case of a uranium deposit or a
2% NSR in the case of a non-uranium deposit ("Royalty"). In either case, 50% of the Royalty obligation may be purchased at any time prior to commercial production for a $1,000,000 cash payment.

(c)	On April 26, 2007, the Company reported that drilling at both He2 and Doucette on the White Bear area of its Hermitage uranium project in southern Newfoundland intersected multiple intervals of uranium mineralization in bedrock in the vicinity of mineralized boulder trains. The Company completed 898 metres of drilling in six holes on the He2 target area and 1,232 metres in seven holes on the Doucette target area.

Notes to Interim Financial Statements March 31, 2007 (Unaudited – See Notice) (Expressed in Canadian dollars) 15. Subsequent Events (continued)

(d)	On May 7, 2007, the Company reported the completion of the Phase 1 drill program on the Hermitage uranium project, Newfoundland. There were a total of 16 holes drilled in the White Bear area and 31 holes in total for the entire drill program that started in late 2006. Assay results from all 16 holes drilled in the White Bear area are awaited.

(e)	On May 8, 2007, the Company announced the appointment of David Watkins to the Company’s Board of Directors. Mr. Watkins is an international mining executive with 40 years of experience in building and managing mining companies. Mr. Watkins was granted an incentive stock option to acquire 200,000 shares of the Company. The options are exercisable over a period of five years at a price of $0.41 per share and are subject to the policies of the TSX Venture Exchange.

(f)	On May 8, 2007, the Company announced that Ms. Jada Soomer had been hired as the Company’s Manager, Investor Relations. Ms. Soomer was granted an incentive stock option to acquire 100,000 shares of the Company. The options are exercisable over a period of five years at a price of $0.41 per share and are subject to the policies of the TSX Venture Exchange.

(g)	Subsequent to March 31, 2007, the Company issued 40,000 common shares for proceeds of $12,000 pursuant to the exercise of stock options and 47,500 common shares for proceeds of $23,750 pursuant to the exercise of warrants.

Form 52-109F2 Certification of Interim Filings

I, Ken Leigh, President of Commander Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109
Certification of Disclosure in Issuers’ Annual and Interim Filings) of Commander Resources
Ltd.. (the issuer) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 28, 2007 _______________________ Ken Leigh President

Form 52-109F2 Certification of Interim Filings

I, Michael Chen, Chief Financial Officer of Commander Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109
Certification of Disclosure in Issuers’ Annual and Interim Filings) of Commander Resources
Ltd.. (the issuer) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 28, 2007 _______________________ Michael Chen Chief Financial Officer

     INTERIM REPORT Management Discussion & Analysis FORM 51-102F1

For the Three Months Ended March 31, 2007

Management Discussion and Analysis
For the Period Ended March 31, 2007	FORM 51-102F1

Description of Business

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, uranium and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on a gold project on Baffin Island, Nunavut and on a uranium property in southern Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the period ended March 31, 2007.

Forward-Looking Information and Report Date

This Management Discussion and Analysis (“MD&A”) may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words “anticipate”, “believe”, “estimates”, “expects” and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company’s proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of May 28, 2007 (the “Report Date”).

Highlights for the Period Ended March 31, 2007

During the three months ended March 31, 2007, the Company was actively exploring the Hermitage uranium project in Newfoundland. Major events in the period included:

(a)	On February 7, 2007, the Company reported that it had entered into an agreement with Geoinformatics Exploration Canada Limited (“GXL") whereby GXL may earn an initial 60% interest and an ultimate 80% interest in the Company’s five properties in the Omineca Mining District, British Columbia, located about 100 kilometers south of the Kemess Copper-Gold mine. The properties include Abe, Pal, Mate, Aten and Tut.

GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to the Company $300,000 in cash of which $50,000 in cash and $750,000 in work expenditures is the commitment for 2007 and a second cash payment of $250,000 made to the Company once GXL vests at 60%.

Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to the Company and pays the Company $1.5 million, at which time GXL will have earned an 80% working interest in the properties. Once GXL vests at 80%, a joint venture will be formed (CMD 20% / GXL 80%). Funding on the properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, the Company will be entitled to propose a budget and program on the Properties, which will be funded pro-rata or GXL's interest will dilute. A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million. An underlying agreement between the Company and John Robins, summarized in Note 7d(1), applies to the Abe and Pal claims only. Under this underlying agreement, fifty-percent of the cash considerations attributable to Abe and Pal less 10% management fees and a royalty consideration will be transferred to John Robins.

(b)	On March 1, 2007, the Company reported that it had entered into an agreement with Vulcan Minerals Inc. ("Vulcan") whereby the Company may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland. The Company may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five-year period by issuing to Vulcan 500,000 common shares and completing $3.5 million in exploration work, including 150,000 shares of the Company on regulatory approval and $100,000 of exploration expenditures in the first year. An initial cash payment of $50,700 will be paid to Vulcan to cover refundable staking deposits with the provincial Department of Natural Resources. Any future refunds will be the property of the Company. Once the Company has earned its 80% interest, a joint venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production. As at the date of this report, regulatory approval for the agreement had been attained and the cash payment and share issuances were made.

Subsequent Events to March 31, 2007

(a)	On April 9, 2007, the Company reported results from five diamond drill holes from the initial test of the Blue Hills Main showing, one of the seven known uranium prospects in the Blue Hills area of the Company's large Hermitage project, Newfoundland. Seven holes totaling 993 metres were completed. Drill results indicate that uranium mineralization is hosted by a thick sequence of brecciated felsic volcanics associated with strong silica and sericite alteration and that a fault may have offset the more significant portion of the mineralized zone tested at surface.

(b)	On April 13, 2007, the Company reported it and Bayswater Uranium Corp. collectively, the "Companies", entered into an agreement with Global Gold Uranium LLC ("Global Gold Uranium"), a wholly owned subsidiary of Global Gold Corporation ("Global Gold") whereby Global Gold Uranium may earn up to a 60% interest in the Companies' 2,600 claim, 61,000 hectare Cochrane Pond property located in southern Newfoundland (the "Property"). The Companies own the Property under a 50:50 Joint Venture. Commander is the Operator. The claims were staked jointly by the Companies' in early 2006 to cover favourable geology after uranium discoveries were made on Commander's adjacent Hermitage Property. No significant exploration work has been done on the Property. Global Gold Uranium may earn an initial 51% working interest in the Property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million (the "Initial Option"). Of the total cash payments, USD$200,000 is payable upon signing and approval, and of the total shares, 150,000 shares are to be issued on signing and approval. The first years committed work expenditure is $500,000. Once Global Gold Uranium has vested a 51% in the Property through the Initial Option, Global Gold Uranium shall continue funding the project by either; (a) completing the next $2 million in exploration on the Property over a maximum two (2) year term; or (b) funding and delivering to the Companies a feasibility study on the property within a maximum of three (3) years. Following completion of either (a) or (b), Global Gold Uranium will have increased its interest in and to the Property to 60% (the "Second Stage"). As at the date of this report, the cash payment had been made.

(c)	On April 26, 2007, the Company reported that drilling at both He2 and Doucette on the White Bear area of its Hermitage uranium project in southern Newfoundland intersected multiple intervals of uranium mineralization in bedrock in the vicinity of mineralized boulder trains. The Company completed 898 metres of drilling in six holes on the He2 target area and 1,232 metres in seven holes on the Doucette target area.

(d)	On May 7, 2007, the Company reported the completion of the Phase 1 drill program on the Hermitage uranium project, Newfoundland. There were a total of 16 holes drilled in the White Bear area and 31 holes in total for the entire drill program that started in late 2006. At the date of this report, results from all 16 holes drilled in the White Bear area were awaited. Of the 31 holes drilled on the six widely-spaced target areas, 21 holes hit uranium mineralization, supporting the potential of this belt.

Baffin Island Gold Project, Nunavut

From 2003 to 2006, the Company’s exploration work on central Baffin Island resulted in the discovery of 16 gold occurrences over a strike length of 140 kilometres. The primary target is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA and other iron formation hosted gold deposits such as Lupin, Nunavut, and Morro Velho, Brazil.

The Bravo Lake Formation contains high grade gold values in three separate iron formation units and within at least two large shear zones in younger granodiorite and gabbro units. In each of the different settings, gold occurs primarily as free gold, disseminated, within quartz veins and associated with arsenopyrite. The most advanced prospects are Malrok (see Qimmiq), Ridge Lake (see Qimmiq), and Durette (see Bravo Lake). The Brent Shear Zone, discovered in 2006, represents a new and potentially significant target on the property requiring further work.

The Baffin Island Property is subject to two separate option agreements named Qimmiq and Bravo Lake. The Company owns 50% of the Qimmiq property. The project area is typified by flat rolling hills of exposed rock and tundra located on tidewater and dotted with deep lakes providing access to water throughout the year. In addition, the Company has temporary access to two “Distant Early Warning” (DEW line) radar stations each with an operational 4,000 foot airstrip. Access to the camp and field is via fixed wing and/or helicopter.

The Company engaged GeoVector Management Inc. of Ottawa to operate the field program.

Qimmiq Property, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton Diamonds”) to explore for gold and base metals on Nunavut Tunngavik Incorporated (“NTI”) leases on Baffin Island, Nunavut. Malrok, which was drill-tested in 2004, Ridge Lake, the focus of the 2005 and 2006 program, and the Brent Zone are located on the Qimmiq property along with several of the other gold prospects. The Company made sufficient expenditures through 2005 to vest a 50% interest in the property. Since the initial date of the agreement, the property has been reduced to five (5) leases totalling 58,000 acres (23,600 hectares).

Drilling to date at Ridge Lake has defined a semi-continuous sheet of gold mineralization containing higher grade plunging shoots, typical of the iron formation class of gold deposits. Higher grade intercepts in holes 06-50 and 06-55 along a southwest-plunging structural trend from hole 05-35 (21.24 g/t gold over 4.24 metres at a depth of 89 metres), define a high-grade shoot of unknown width that extends over a plunge length of at least 100 metres. The shoot is open both up-plunge to the northeast and down-plunge to the southwest within the eastern portion of the mineralized zone outlined by the 2005 drilling. This high-grade shoot is within a south-dipping sheet of lower grade mineralization that extends to surface where previously reported channel sampling identified local high grade gold values including 15.4 g/t gold over 1.9 metres.

A similar southwest-plunging structure is seen in the drill data for the western portion of the Ridge Lake central zone where holes 06-53 and 06-54 contribute to existing drill intercepts to define part of a lower grade sheet in an area where several previously reported holes trace a higher-grade shoot with approximately the same southwest orientation.

While only about a one kilometre extent of the entire Ridge Lake prospect has been drilled, the results and the identification of a predominant plunge direction to high grade shoots will help to focus follow-up drilling in the central zone and guide future targeting on similar trends along the Ridge Lake prospect and other prospects on the large property.

Several proposed holes to the east and west of the central mineralized zone on Ridge Lake and the eastern end of the prospect trend were not completed in 2006 because of early season drilling delays and the decision to move the drill onto the newly discovered Brent Showing. These areas will be considered for the 2007 program.

The Brent Showing, located five kilometres southwest of Ridge Lake, consists of a 1,400 metre long shear zone with well developed quartz veining that contains arsenopyrite (5-50%) and pyrrhotite (3-5%). A total of the 66 grab samples collected along the length of the shear zone contained values ranging up to 113.95 g/t gold. A total of 21 samples (32%) assayed greater than 5 g/t gold and nine samples (14%) assayed greater than 10 g/t gold. The shear zone is up to 50 metres wide and represents a new and potentially significant target type on the property.

The first two holes on the Brent showing were drilled 100 metres apart on the eastern portion of the near vertical shear zone. Hole Q2-06-01 intersected the shear zone between 19.0 metres and 59.0 metres, a 33 metre interval containing five percent quartz veining with arsenopyrite. Within this wider interval, a 13.7 metre wide zone of more intense alteration, sulphides and quartz veining between 45.5 and 59.2 and correlative with the zone sampled on surface, contained 5-10% quartz veins with up to 25% arsenopyrite. Sulphides consisting of 1-10% arsenopyrite and 1-3% pyrrhotite were also identified as disseminations in the host rock surrounding these veins. In hole Q2-06-02, drilled 100 metres west from hole Q2-06-01, the same shear zone and mineralized zone was intersected between 16.50 metres and 45.00 metres. The strongest alteration zone was intersected between 25.0 metres and 31.0 metres with a similar alteration and mineral association to that intersected in hole Q2-06-01. Detailed mapping, ground geophysics and sampling will be completed prior to a follow-up drilling program.

Bravo Lake Property, Nunavut

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited now named Xstrata PLC, (“Xstrata”) on twelve Nunavut Exploration Permits on Baffin Island, Nunavut. The Durette Prospect is located at the eastern end of the 140 kilometre long Bravo Lake gold belt, approximately 50 kilometres east of Ridge Lake. In the fall of 2005, the Company staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

The Bravo Lake program in 2006 focused primarily on the “Durette” Prospect identified in 2005. The program included 1,234 metres of drilling in six holes over a 465 metre strike length and to a maximum depth of 278 metres. Ground conditions, including slumped mega-blocks of the silicified iron formation and deep snow cover, prevented a direct test of surface mineralization over the central part of the main showing area. Drill hole 06-03, the most westerly of the six-hole program, intersected 9.61 g/t over 1.56 metres at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold. The 2007 program will be planned to include a drill test in the area that was inaccessible in 2006 and to follow the mineralized trend to the northwest of hole 06-03.

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres (65,000 hectares). The Company earned a 100% interest in the property with completion of the 2004 program. No significant exploration work was completed in 2005 or 2006 and the final permit lapsed on January 31, 2007. The property carrying value of $275,829 was written down to $Nil in December 2006.

The Hermitage Uranium Project, Newfoundland

The Hermitage Uranium Project is located just north of the port town of Burgeo in southern Newfoundland and is intersected by Highway 480 and a major power-line. In 2005, the Company assembled approximately 99,200 acres (40,000 hectares) of land in southern Newfoundland covering a strike length of more than 100 kilometres through two separate option agreements and 1,600 claims staked on-line. By 2006, the property had grown to approximately 447,300 acres (180,400 hectares) covering a strike length of 144 kilometres. The Project includes the contiguous Hermitage Property, Strickland Property, Cochrane Pond Property and the Murphy Option. In addition, the Company holds a royalty on the adjacent Hermitage East and Hermitage West properties which are owned by Bayswater.

The property area is 90-95% covered by thin overburden, with limited outcrop exposure. The overburden is considered to be in the order of a few metres to ten metres. Prospecting and surface sampling to date has identified 23 uranium occurrences; thirteen discovered by the Company's prospecting crew, seven of which were made with the assistance of the airborne radiometric survey flown in 2006. Numerous high values in grab samples from boulders and outcrop exposures range up to 3.1% U3O8.

Uranium mineralization is interpreted to be stratabound hosted by sandstone and felsic volcanic rocks of Ordovician age (450 million years) in the southwest portion of the Gander Tectonic Zone of Newfoundland, intruded and underlain by radiogenic granite bodies and cut by the regional Hermitage flexure structural zone. Two of the smaller showings were reported to be within one of the granitic bodies. Pitchblende appears to be the primary uranium mineral, with minor associated uraninite, autinite, uranophane and brannerite.

Hermitage Property (Blue Hills, White Bear, Couteau Lake)

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear River uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant, and completing $1,000,000 in exploration work. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of one-half of the royalty for $1.0 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake property from prospector Lai Lai Chan over a four-year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. The agreement is subject to a 2% Net Smelter Returns Royalty for the vendor with a buy-back of one half of the royalty for $1.0 million.

In the fall of 2005, the Company acquired an additional 1,600 claims (99,200 acres, 40,000 hectares) covering the Hermitage Flexure and tying together the Blue Hills and White Bear River properties within the Blue Hills and White Bear option agreement.

Strickland Property

On June 26, 2006 the Company staked the Strickland Property, 147 claims totalling 9,100 acres (3,675 hectares) located to the south of Bayswater’s Hermitage West property.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E. and R. Quinlan to purchase claims containing an historical uranium showing grading 0.19% U3O8. The new property is surrounded by the Company’s wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totalling $43,000 and by issuing 160,000 common shares of the Company over a four year period. The first tranche of 25,000 common shares and $3,000 cash were issued on October 5, 2006. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million.

Cochrane Pond

On June 28, 2006 the Company and Bayswater jointly staked the Cochrane Pond Property, approximately 151,000 acres (61,000 hectares) of favourable geology to the north of the Company’s Hermitage Property.

On April 13, 2007, the Company reported it and Bayswater Uranium Corp. collectively, the "Companies", entered into an agreement with Global Gold Uranium LLC ("Global Gold Uranium"), a wholly owned subsidiary of Global Gold Corporation ("Global Gold") whereby Global Gold Uranium may earn up to a 60% interest in the Companies' 2,600 claim, 61,000 hectare Cochrane Pond property located in southern Newfoundland (the "Property"). The Companies own the Property under a 50:50 Joint Venture. Commander is the Operator. The claims were staked jointly by the Companies' in early 2006 to cover favourable geology after uranium discoveries were made on Commander's adjacent Hermitage Property. No significant exploration work has been done on the Property.

Under the agreement, Global Gold Uranium may earn an initial 51% working interest in the Property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million (the "Initial Option"). Of the total cash payments, USD$200,000 is payable upon signing and approval, and of the total shares, 150,000 shares are to be issued on signing and approval. The first years committed work expenditure is $500,000. Once Global Gold Uranium has vested a 51% in the Property through the Initial Option, Global Gold Uranium shall continue funding the project by either; (a) completing the next $2 million in exploration on the Property over a maximum two (2) year term; or (b) funding and delivering to the Companies a feasibility study on the property within a maximum of three (3) years. Following completion of either (a) or (b), Global Gold Uranium will have increased its interest in and to the Property to 60% (the "Second Stage"). Should Global Gold Uranium fail to complete the Second Stage by completing either (a) or (b), the interest will flip such that the Companies will hold 51% and Global Gold Uranium 49% in and to the Property.

Once Global Gold Uranium has vested the Second Stage, a joint venture will be formed, 60% as to Global Gold Uranium and 40% as to the Companies. The project will be funded pro-rata by Global Gold Uranium and the Companies according to their retained interest. If either Global Gold Uranium's or the Companies' interest is diluted below 10%, that party's interest will convert to a Royalty.

Either party may, at any time up to the commencement of commercial production, elect to convert the their respective interest to a 2% gross uranium sales royalty in the case of a uranium deposit or a 2% NSR in the case of a non-uranium deposit ("Royalty"). In either case, 50% of the Royalty obligation may be purchased at any time prior to commercial production for a $1,000,000 cash payment.

Global Gold Uranium is planning an airborne radiometric and magnetic survey over the property starting in late June or early July 2007.

Murphy Option

On December 6, 2006, the Company reported that it had entered into an agreement with Bayswater to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's Hermitage Property. The first year obligations attributable to the Company include a cash payment of $12,500 (paid) and issuance of 80,000 shares of the Company to Bayswater (issued), and funding $50,000 in exploration expenditures.

The Company's share of optional obligations following the first year include additional cash payments of $175,000, issuing to Bayswater shares in the Company equal to 450,000 shares of Bayswater over three years and contributing $450,000 in exploration expenditures over four years. The underlying owner's 10-per-cent property interest will be carried to commercial production; prior to production, the interest may be converted to a 3-per-cent net smelter return royalty (NSR) on production. Bayswater may reduce the NSR to 2 per cent by paying the owner $2-million, of which $1 million would be payable by the Company.

Hermitage East and West

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation (“Bayswater”); (Bayswater and Pathfinder Resources Ltd. (“Pathfinder”) amalgamated in August 2006) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company’s property. In consideration, the Company received a 2% NSR on all commodities produced from the claims staked by Bayswater and was issued 150,000 common shares of pre-merger Pathfinder for providing to Pathfinder certain geological and technical information that was used by Pathfinder in staking the Hermitage East and West properties. Bayswater is a related party to the Company by virtue of a director in common.

A 5,000 line kilometre airborne radiometric, magnetic and radiometric geophysical survey was flown in June 2006. A second survey covered the newly acquired Strickland property. Detailed ground prospecting based on the airborne survey data included follow-up work on known uranium prospects as well as on new showings discovered from the airborne data. Most samples collected during the first pass prospecting program consisted of 1.5 kg composite rock chip samples from bedrock or angular boulders considered to be close to bedrock sources. Detailed grid work including mapping, magnetic surveying, alpha track surveying, soil sampling and channel sampling were completed on specific uranium showing areas. A diamond drill program on the property commenced in November 2006 and was completed in May 2007. A total of about 4,569 metres in 31 holes tested six separate target areas.

Strickland Property

Significant uranium values from bedrock at the Troy’s Pond prospect included 0.19% U3O8 and 0.22% U3O8. Two channel samples graded 0.08% to 0.11% U3O8 over 0.6 to 0.8 metres, both ended at the overburden cover, which was radioactive beyond the outcrop contact.

The ST-129 prospect, discovered with the airborne radiometric survey, consisted of scattered anomalous outcrops extending for a strike length of over 400 metres in a northeast-southwest direction. A 6.7 metre long composite channel sample from outcrop exposed within a 35 metre wide alteration zone, graded 0.05% U3O8 including three higher grade samples, 0.10% U3O8 over 1.5 metres, 0.12% U3O8 over 1.0 metre and 0.11% U3O8 over 0.6 metre. The 6.7 metre channel terminated at the overburden contact, the overburden being strongly radioactive for a further five metres along the grid line to the south. Additional higher grade channel samples included 0.10% U3O8 over 1.14 metres and 0.11% U3O8 over 0.8 metres, the latter channel ended at strongly radioactive overburden extending for several metres.

In late 2006, eight core holes totalling 961.5 metres of drilling were completed on the ST-129 (5 core holes) and Troy’s Pond prospects (3 core holes). All eight holes intersected anomalous radiometric zones. At Troy’s Pond, hole SP-06-06, drilled to test outcropping uranium mineralization, intersected 0.045% U3O8 or 1.0 pound per tonne U3O8 over 4.3 metres within a broader zone 15.5 metres wide grading 0.021% U3O8 within 40 metres of surface. Several other anomalous zones carrying from 100 ppm to 150 ppm U3O8 over 0.5 to 1.5 metres were encountered at the bottom of the hole which was lost at 104 metres.

A second hole on the Troy's Pond prospect, drilled towards hole SP-06-06 and designed to test another bedrock target, intersected anomalous uranium mineralization between 103.0 and 112.5 metres ranging from 65 ppm U3O8 to 275 ppm U3O8. A third hole was drilled 50 metres along apparent strike, west of hole SP-06-06 to a depth of 150 metres. This hole encountered anomalous zones ranging from 50 ppm to 140 ppm U3O8 over one to three metres.

The geology of Troy's Pond consists of steeply-dipping biotite-rich metasediments or metavolcanics containing stratabound uranium mineralization. The stronger uranium mineralization is associated with 5 to 10% disseminated pyrite which can be detected using geophysical techniques and an IP survey will be considered as part of a follow-up program. Additional drilling at Troy’s Pond will be considered following completion of the IP survey.

On the ST-129 target, about one kilometre east from Troy's Pond, the best value recovered was a 0.5 metre grading 0.084% U3O8 from 10.0 to 10.5 metres in drill hole 06-01. Several other uranium values from holes 06-01, 06-02 and 06-05 ran 0.053% over 0.3 metres, 0.03% U3O8 over 0.5 metres and 0.023% U3O8 over 0.8 metres. These intervals occurred within wider zones of anomalous uranium mineralization.

Hermitage Property

In 2006, assay results of 3.1%, 2.79% and 1.64% U3O8 were reported from boulders on the HE-2 prospect, White Bear River area. Three new uranium showings (HE-9, HE-18A, HE-1A) were found within a 4 kilometre x 7 kilometre area that includes the HE-2, Doucette, HE-1 and #3 Showings. The He1A target consists of numerous uranium-bearing boulders, nine of which assayed between 0.10 and 0.28% U3O8 in composite chip samples. The boulders show tight folding patterns, indicating potential for stratigraphic thickening in this area. The target also has a coincident radon gas anomaly. At the site of airborne radiometric anomaly He-18A, two small angular boulders assayed 0.35% U3O8 and 0.07% U3O8. These boulders were considered to be close to source and are geologically similar to the He-2 prospect.

At the Blue Hills Main Showing, seven holes totalling 993 metres were completed. Drill results indicate that uranium mineralization in this location is hosted by a thick sequence of brecciated felsic volcanics associated with strong silica and sericite alteration and that a fault may have offset the more significant portion of the mineralized zone tested at surface. Further groundwork is planned to determine the fault movement and location of the offset mineralized zone.

In the White Bear area, 2614 metres of drilling in 16 holes was completed at He2, Doucette and He1A targets. Several of the holes intersected multiple intervals of uranium mineralization in bedrock in the vicinity of mineralized boulder trains.

The He2 target area consists of a 500-metre-diameter airborne radiometric anomaly within which clusters of angular sedimentary boulders carried uranium values up to 3.1 per cent U3O8 in composite chip samples. The first four holes, drilled to test the source for the uranium-bearing boulders, intersected six separate uranium-bearing horizons with weak to moderate radiometric responses over core lengths ranging from one to 10 metres in fine-grained quartzite and metasediments with interbedded felsic volcanic units. The last hole of the program (WBR-07-16), drilled at He2, intersected a uranium-bearing zone consisting of one strong and several moderate radiometric intervals over three metres between 23 and 26 metres hosted in an impure quartzite unit, similar to the mineralized boulders. This intersection is open along strike and at depth and is within the up-ice boundary of the airborne radiometric anomaly, opening the opportunity for other radiometric zones north of this hole.

At He-1A, two holes were drilled up-ice from uranium-bearing boulders. Hole WBR-07-14 encountered a narrow, moderate strength radiometric zone at a depth of 49 metres, associated with coarse arsenopyrite and quartz veining. High arsenic was also associated with many of the uranium bearing boulders at this anomaly. The second hole drilled at He-1A was collared 90 metres north and up-ice from hole 07-14. Two low intensity radiometric anomalies were encountered at 58 metres and 149 metres depth. Folding in the rock units suggests the possibility for stratigraphic thickening. The nature of the radiometric boulders indicates that the source has not been located so detailed geophysical and geochemical work will be considered to assist in locating the source.

At Doucette, located three kilometres east of He2, the target is highlighted by uranium values in angular magnetite-bearing boulders ranging up to 1.3 per cent U3O8 (in composite chip samples). There is no outcrop in the area. Drilling has potentially established a key horizon as part of the source of the uranium mineralized boulders. Two holes intersected moderate to strong radiometric anomalies over short intervals with similar lithology as some of the boulders, but these were insufficient to account for the wide variety of lithologic zones seen in the boulder train. The radiometric zone in the drill holes is within a non-magnetic unit while the better uranium mineralization on surface is hosted in a related lithologic unit that is magnetic. The company has not yet encountered magnetic or highly contorted radiometric zones as seen in local boulders.

At the date of this report, assay results for all 16 holes from the White Bear area are awaited. A follow-up exploration program will be designed based on the drill results and geological interpretation.

Quinlan Option

In 2006, the Company’s prospecting crew located a strong radiometric occurrence in a brecciated and highly altered and sheared host rock with 30-50% angular quartz fragments. The occurrence was found in the approximate area where 0.19% U3O8 was reported by Shell Minerals in the 1980’s. Prospecting discovered a new area of sub-crop of similarly altered breccia about 500 metres west of this showing. At this new area, at least four separate uranium-bearing stratigraphic units were identified within a 12-15 metre wide zone that extends over an 800 metre long structure/contact zone. Twenty grab samples were collected from first pass prospecting, all anomalous in uranium, including three samples greater than 0.10% U3O8 and eight greater than 0.02% U3O8. The prospect area was covered by a thin veneer of soil and grass; bedrock was exposed by hand trenching where radioactive overburden was encountered. A work program during the summer of 2007 will evaluate this target are further.

Results of Operations - Current Quarter Results

During the quarter ended March 31, 2007, the majority of Company’s activities related to drilling operations in Blue Hills and White Bear areas on the Hermitage uranium project. The mineral property expenditures increased by $649,722, including a cash acquisition cost of $75,939, issuance of 290,000 common shares (equivalent of $159,201) in accordance with agreements related to properties of Murphy, St. George and Blue Hills, and exploration costs of 533,982, offset by recoveries and option payments of $119,400. The Company also incurred total general and administrative expenses of $385,645. These activities resulted in a net reduction of $460,329 in cash and exploration funds.

- Three Month ended March 31, 2007 compared with the Three Months Ended March 31, 2006

The Company had no revenues for the periods ended March 31, 2007 and 2006. General and administrative expense of $385,645 (2006 - $268,332) represented a $117,313 increase over the comparative fiscal period. Notable changes include:

  Consulting expense of $32,718 (2006 - $10,017) increased as the quarter ended March 31, 2007 included a stock-based compensation of $23,718 (2006 - $Nil).
  Investor relations and promotion expense of $75,222 increased from the comparative fiscal period of 2006 as the Company elected to attend more conferences and trade shows. A breakdown is as follows:
	31-Mar-07	31-Mar-06
Conferences and trade shows	$31,345	$20,094
Consulting, wages and benefits	22,385	16,896
Media	6,843	3,061
Promotion and advertising	14,649	9,182

Total Investor Relation Expenses	$75,222	$49,233

Included in wages and benefits was $1,976 for stock-based compensation (2006 - $Nil)

  Salaries and benefits expense of $124,777 (2006 - $121,671), included $62,038 in stock-based compensation expense. Included in the quarter ended March 31, 2007, was an additional accrual of $18,000 severance for the President and CEO, compared to the amount of $48,000 accrued in the period ended March 31, 2006. The President’s contract was extended on a month-to-month basis following the 2006 year end.
  Audit and accounting expense increased to $50,899 in the quarter ended March 31, 2007, compared to $14,670 in the same period of 2006. Excluding the stock-based compensation expense of $19,167 (2006 - $Nil) and a quarterly accrual of $7,500 audit fee for fiscal 2007, the net increase was $9,562.
  Future income tax recovery of $1,303,631 (2006 - $689,824) resulted from the renunciation of $3,790,724 of exploration expenditures under the Company’s flow-through share program. The income was a non-cash item, a result of accounting pronouncement EIC-146.

For the period ended March 31, 2007, the Company’s earning after tax was $931,963 (2006 - $475,537) resulting largely from future income tax recovery noted above and not from operating revenues. The Company did not pay cash dividends during the period.

Summary of Quarterly Results

	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31
	2005	2005	2005	2006	2006	2006	2006	2007
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Mineral expenditures, net	$ 829,253	$1,535,399	$514,555	$89,876	$1,304,625	$2,364,244	$ 427,780	$649,722

G&A (incl. stock comp.)	$ 182,658	$426,664	$271,613	$268,332	$270,891	$221,310	$ 262,973	$385,645
Stock comp. expense	$7,855	$258,342	$-	$-	$48,274	$48,274	$ (96,548)	$106,899
Adjusted G&A (less stock comp.)	$ 174,803	$168,322	$271,613	$268,332	$222,617	$173,036	$ 359,521	$278,746
Income (loss)	$ (409,489)	$(7,666)	$327,849	$475,537	$310,561	$(396,405)	$ (1,209,454)	$931,963

Income (loss) per share
-basic	$(0.01)	$-	$-	$0.01	$0.01	$-	$(0.02)	$0.02
-diluted	$(0.01)	$-	$-	$0.01	$0.01	$-	$(0.02)	$0.01

Weighted avg. common shares
-basic	31,452,614	36,208,162	34,359,557	39,668,585	47,699,912	55,106,372	57,034,643	61,682,789
-diluted	31,452,614	36,208,162	34,359,557	46,235,375	61,802,491	55,106,372	57,034,643	72,114,781

The Company’s main exploration projects are on Baffin Island, Nunavut in Canada’s far north and in southern Newfoundland. The Baffin project is subject to seasonal working conditions, the main exploration occurring during the spring and summer to early fall periods; therefore, a larger proportion of the expenditures are incurred during the second and third quarters.

Since the adoption of the CICA accounting standard for stock-based compensation, the Company’s general and administrative quarterly expense has fluctuated significantly. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included “adjusted general and administrative expense” without the stock-based compensation expense to be more reflective of normal operations.

Earnings per share in Q1 and Q2 of 2006 resulted from the record of future tax recovery for the exploration expenditures of $2,021,757 and $1,699,999 under its flow-through share program in accordance with accounting pronouncement EIC-146. The Q2 future tax recovery of $580,040 was reversed in Q4 2006, as the expenditure of $1,699,999 was not renounced until February 2007.

Liquidity

At March 31, 2007, the Company had $4,793,046 in working capital, which is sufficient to complete the Company’s planned business objectives for 2007. The Company is currently in the process of reviewing the program and budgets for the next round of drilling on its Hermitage uranium and Baffin Island gold projects.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has active option agreements under which the Company is required to meet certain obligations during fiscal 2007 to keep the options in good standing:

  On the Bravo Lake property in Nunavut, the Company’s cumulative exploration expenditures are $1,503,306 which was sufficient to meet the minimum of $1,000,000 in exploration expenditures requirement before December 31, 2006. The Company is required to expend an aggregate of $2,000,000 by December 31, 2007 and therefore will require expenditures of $496,694 in 2007.

  On the newly acquired Bay St. George property in Newfoundland, the Company is required to expend a minimum of $100,000 before March 1, 2008.
  On the Quinlan option in Newfoundland, the Company is required to make a cash payment of $8,000 and issue 35,000 shares to the underlying owners before August 16, 2007.
  On the Murphy option in Newfoundland, the Company is required to complete $50,000 in exploration expenditures by December 6, 2007. As at the date of this report, approximately $34,000 of this obligation had been spent.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

At March 31, 2007, marketable securities included 470,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by a director in common, Bernard Kahlert, and 517,647 common shares of Fjordland and 29,400 common shares of Bayswater, companies related by a director in common, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of directors in common. Included in accounts receivable is an aggregate of $28,549 owed by those companies for shared administrative expenses. Included in accounts payable is $17,039 owed to Diamonds North relating to office costs.

The Company paid or accrued $10,363 in legal fees and disbursements to a law firm in which a director of the Company, Brian Abraham, is a partner.

Given that the Company’s directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company’s Code of Business Conduct and Ethics.

The Company has entered into an agreement with Bayswater and a Letter of Intent with Fjordland, companies related by a director in common, Victor Tanaka. In both cases, Mr. Tanaka disclosed his potential conflict of interest and abstained from voting on the approval of these matters.

Proposed Transactions

None.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Changes in Accounting Polices

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on January 1, 2007. The adoption of these new standards resulted in changes in accounting have been recorded in opening accumulated comprehensive income as describe below.

(a)	Comprehensive Income

Comprehensive income is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments such as marketable securities.

The adoption of this Section implied that the Company now presents a consolidated statement of comprehensive income as a part of the consolidated financial statements.

(b)	Financial Instrument – recognition and measurement

Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to- maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. As a result of the adoption of these standards, the Company has made the following classifications:

· Cash and cash equivalents, cash of exploration fund are classified as financial assets held for trading and are measured at fair value. Gains and losses related to periodical revaluation are recorded in net income.

· Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with the unrealized gains or losses recorded in other comprehensive income. At the time securities are sold or otherwise disposed of, gains or losses are included in net income (loss).

· Accounts receivables are classified as loans and receivables and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

· Accounts payable and accrued liabilities are classified as other liabilities and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

(c)	Hedges

Section 3865 “Hedges” is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 “Hedging Relationships” and Section

1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. At March 31, 2007, the Company had no hedging relationships.

Financial Instruments

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash and cash equivalents have been placed with major financial institutions.

Marketable securities are carried at fair market value. The market value of marketable securities at March 31, 2007 was $614,465.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 62,190,325 issued common shares outstanding and the following unexercised stock options and warrants:

Stock Options

Number of Shares	Exercise Price			Expiry Date

315,337		$0.20	January	23,	2008
161,666		$0.26	August	20,	2008
700,000		$0.53	January	21,	2009
50,000		$0.64	February	19,	2009
692,000		$0.56	May	18,	2009
40,000		$0.40		September 6,	2009
200,000		$0.40	September	21,	2009
383,000		$0.25	July	19,	2010
282,000		$0.39		May 7,	2011
656,500		$0.30		June 19,	2011
100,000		$0.56	October	22,	2011
415,000		$0.87		January 2,	2012
300,000		$0.41		May 7,	2012

4,295,503

- Warrants

Number of Shares	Exercise Price	Expiry Date

5,054,750	$0.50		May 15, 2008*

* Under an option agreement on the Blue Hills and White Bear, Hermitage Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) with a gross value of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.

- Agent’s Warrants

Number of Shares	Exercise Price	Expiry Date

59,089	$0.50	May	11,	2007*
1,040,400	$0.50	May	15,	2008*
195,250	$0.50	May	15,	2008*

1,294,739

*	All of the warrants and the Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

As March 31, 2007, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company’s properties are detailed in the Mineral Property Expenditure Table on the following page. The Company’s principal project is located in Canada’s far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.

Mineral Property Expenditure Table

	Baffin, Nunavut		Hermitage, Newfoundland			Other Properties		Total

	Qimmiq Bravo Lake		Hermitage Strickland		Other	Active	Inactive
						Projects	Projects

Balance at
31-Dec-06	$ 7,458,164	$ 1,503,306	$1,472,275	$ 722,879	$6,431	$ 1,344,926	$ 3,280,315	$15,788,297

Additions during the period:

Acquisition costs:	-	-	47,440	-	187,700	-	-	235,140

Exploration costs:
Drilling	37,334	6,628	288,865	20,160	-	-	765	353,752
Geochemistry	1,307	263	4,500	-	-	-	(1)	6,069
Geology	17,627	9,018	65,743	14,768	2,119	4,706	2,348	116,329
Geophysics	-	1,400	2,457	4,307	713	-	(1)	8,876
Mobilization/demob.	-	-	-	-	-	-	-	-
Property	10,778	-	-	-	-	2,610	7,039	20,427
Prospecting	-	-	2,569	-	25,960	-	0	28,529
Trenching/line cutting	-	-	-	-	-	-	-	-

	67,046	17,309	364,134	39,235	28,792	7,316	10,150	533,982

Less:
Recoveries	-	-	(79,400)	-	-	(40,000)	-	(119,400)
Write down	-	-	-	-	-	-	-	-

	-	-	(79,400)	-	-	(40,000)	-	(119,400)

Net additions	67,046	17,309	332,174	39,235	216,492	(32,684)	10,150	649,722

Balance at
31-Mar-07	$7,525,210	$1,520,615	$1,804,449	$762,114	$ 222,923	$1,312,243	$3,290,465	$16,438,018

HEAD OFFICE	LISTINGS

Commander Resources Ltd.	TSX Venture Exchange: CMD
Suite 510 – 510 Burrard Street	U.S. 12g Exemption: #82-2996
Vancouver, British Columbia
Canada V6C 3A8
CAPITALIZATION
TEL: (604) 685-5254	(as at March 31, 2007)
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com	Shares Authorized: Unlimited
Shares Issued: 62,062,825

OFFICERS & DIRECTORS
REGISTRAR & TRUST AGENT
Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer	CIBC Mellon Trust Company
and Director	Suite 1600, The Oceanic Plaza
1066 West Hastings Street
William J. Coulter, B.A.Sc.	Vancouver, British Columbia
Chairman and Director	V6C 3X1

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director	AUDITOR

Albert F. Reeve, P.Eng.	Smythe Ratcliffe, LLP
Director	7th Floor, Marine Building
355 Burrard Street
Victor A. Tanaka, P.Geo.	Vancouver, British Columbia
Director	V6C 2G8

Brian Abraham, LLB., P.Geo.
Director	LEGAL COUNSEL

David Watkins	Tupper Johnson & Yeadon
Director	Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
Michael Chen, CPA, MBA	V6N 1Y3
Chief Financial Officer

Janice Davies
Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd. (Registrant)

Date: November 28, 2007 /s/ Kenneth E. Leigh By: ___________________________ Kenneth E. Leigh, President